Mail Stop 3561

December 9, 2008

Robert Margolis, Chief Executive Officer
Cherokee, Inc.
6835 Valjean Avenue
Van Nuys, CA 91406

> **Re:** **Cherokee, Inc.**
> **Form 10-K for fiscal year ended February 2, 2008**
> **Filed April 17, 2008**
> **File No. 000-18640**

Dear Mr. Margolis:

We have reviewed your filings and have the following comments. In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. If you disagree, we will consider your explanation as to why our comment is inapplicable. Please be as detailed as necessary in your explanation. Please understand that after our review of all of your responses, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K, Filed on April 17, 2008

Notes to Consolidated Financial Statements, page 36

Summary of Significant Accounting Policies

1.   We note that you recognize revenue by applying contractual royalty rates to quarterly point of sales data received from your licensees. We also note that your royalty agreements are structured to provide royalty rate reductions once certain cumulative levels of sales are achieved by your licensees. The royalty rate reductions appear to be

volume-based sales incentives. Please tell us about your consideration of relevant guidance including EITF Issue 01-09 in determining your accounting for revenues.

Segment reporting, page 40

2.   We note the Tesco license agreement included the United Kingdom and Ireland in 2001, and then added other foreign countries beginning in 2004. Please tell us if any individual country within the Europe category is individually material and if revenue for those countries should be disclosed. Also please tell us the amount of revenue earned by each foreign country for the three periods presented. See paragraph 38 of SFAS No. 131.

Signatures, page 55

3.   A required by General Instruction D.2(a) for Form 10-K, the signature of the principal accounting officer or controller must be included. Please advise us the identity of your principal accounting officer or controller. If your principal accounting officer is also your principal financial officer, please clearly disclose this in future filings.

Schedule 14A, Filed on May 12, 2008

Executive Compensation, page 10

4.   On page 11 of the proxy, you disclose that you "develop comprehensive packages that are competitive with those offered by other companies with which the Company competes to attract and retain talented executives." In future filings, please clarify if the compensation committee evaluates compensation by analyzing benchmarking surveys of competitors. If so, please identify these companies used in any such survey to provide clear disclosure.

Executive Officers Bonuses, page 12

5.   The company's proxy statement discloses that its named executive officers, other than the CEO, receive annual bonuses based on company-specific and individual performance measures. In future filings, please disclose the specific performance targets used to determine incentive amounts or provide us a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. In addition, please supplementally advise us, within the timeframe below, whether the company's targets for the fiscal year 2009 are expected to be materially different from those of fiscal year 2008. To the extent that it is appropriate to omit specific targets, please advise us of the disclosure that the company will provide pursuant to Instruction 4 to Item 402(b) of Regulation S-K.

Certain Relationships and Related Transactions, page 18

6.   Please advise us whether the Cherokee Consulting Agreement, filed as Exhibit 10.10 to your Form 10-K filed on April 17, 2008, should be considered a transaction with a related person subject to disclosure pursuant to Item 404 of Regulation S-K.

* * * * *

Closing Comments

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        Questions related to accounting issues may be directed to Brian McAllister at (202) 551-3341 or Nasreen Mohammed at (202) 551-3773. All other inquires may be directed to Edwin S. Kim at (202) 551-3297 or me at (202) 551-3790.

Robert Margolis, Chief Executive Officer
Cherokee Inc.
December 9, 2008
Page 4

                                        Sincerely,

                                        John Reynolds
                                        Assistant Director

cc: Russell J. Riopelle, CFO
        Fax: (818) 908-9191